Filed by AbbVie Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Shire plc

Commission File No.: 0-29630

Transcript of Message to Shire Employees July 24, 2014

HELLO, I’M RICK GONZALEZ. CHAIRMAN & CEO OF ABBVIE.

IT IS MY PLEASURE TO HAVE THE OPPORTUNITY TO ADDRESS ALL OF YOU.

AS YOU KNOW, THE BOARD OF DIRECTORS OF ABBVIE AND SHIRE HAVE AGREED TO COMBINE OUR TWO COMPANIES.

WE BELIEVE BRINGING TOGETHER OUR TWO COMPANIES MAKES TREMENDOUS BUSINESS SENSE.

THE OUTCOME OF OUR COMBINATION WILL RESULT IN A LARGER, MORE POWERFUL, DIVERSIFIED SPECIALTY BIOPHARMACEUTICAL COMPANY WITH MULTI LEADERSHIP POSITIONS IN SOME OF THE MOST IMPORTANT THERAPEUTIC AREAS OF MEDICINE AND PATIENT NEED.

TODAY, I WANTED TO TELL YOU A LITTLE ABOUT ABBVIE AND SOME OF THE POTENTIAL BENEFITS WE SEE FROM COMBINING OUR COMPANIES.

ABBVIE’S ROOTS ARE IN THE 125-YEAR HERITAGE OF ABBOTT’S PHARMACEUTICAL BUSINESS.  WE SEPARATED FROM ABBOTT 18-MONTHS AGO TO BECOME AN INDEPENDENT BIOPHARMACEUTICAL COMPANY.

OUR VISION IS TO DELIVER A CONSISTENT STREAM OF INNOVATIVE MEDICINES THAT SOLVE SERIOUS HEALTH ISSUES AND HAVE A REMARKABLE IMPACT ON PEOPLE’S LIVES.

WE HAVE A LONG HISTORY OF DOING THAT.

WE WERE PIONEERS IN HIV PROTEASE INHIBITORS.

WE ARE THE MARKET LEADER IN ANTI-TNF THERAPY.

WE DEVELOPED THREE INTERNAL MECHANISMS OF ACTION FOR OUR HCV THERAPY UNDER REGULATORY REVIEW,

AND ARE PIONEERING IN BCL-2 INHIBITORS FOR THE POTENTIAL TREATMENT OF HEMATOLOGIC MALIGNANCIES.

OVER THE PAST YEAR AND A HALF, OUR ABBVIE COLLEAGUES HAVE MADE EXTRAORDINARY PROGRESS, BUILDING A STRONG, SUSTAINABLE LONG-TERM STRATEGY FOR OUR BUSINESS.

WE CONTINUE TO DRIVE OUR BUSINESS GROWTH AND HAVE MADE SIGNIFICANT PROGRESS IN BUILDING A ROBUST, LATE-AND MID-STAGE PIPELINE.

THE COMPANY HAS AN 86 BILLON DOLLAR MARKET CAPITALIZATION AND HAS DELIVERED INDUSTRY LEADING TOTAL SHAREHOLDER RETURNS.

THE 25,000 COLLEAGUES ACROSS 170 COUNTRIES HAVE WORKED DILIGENTLY TO BUILD OUR NEW BIOPHARMACEUTICAL COMPANY AND A CULTURE FOCUSED ON INNOVATION AND PATIENT NEEDS.

IN SHIRE, WE SAW AN ORGANIZATION COMMITTED TO PATIENTS, COMMITTED TO OUTSTANDING PERFORMANCE AND A COMPANY WITH A STRATEGY AND CULTURE LIKE OURS:  DEDICATED TO BRINGING TO MARKET SPECIALTY FOCUSED MEDICINES THAT CAN CHANGE THE LIVES OF PATIENTS ALL AROUND THE WORLD.

WE BELIEVE THE COMBINATION OF ABBVIE AND SHIRE WOULD CREATE A GLOBAL MARKET LEADER WITH ATTRACTIVE IMMEDIATE AND LONG-TERM VALUE FOR BOTH COMPANIES’ SHAREHOLDERS AS WELL AS PATIENTS.

OUR STRATEGIES, AREAS OF EXPERTISE AND THERAPIES ARE COMPLEMENTARY, NOT OVERLAPPING.  THE COMBINATION IS ABOUT CREATING GROWTH OPPORTUNITIES, TAKING EXISTING COMPOUNDS INTO NEW INDICATIONS, AND POOLING OUR SCIENTIFIC KNOW-HOW TO DEVELOP BREAKTHROUGH MEDICINES.

SHIRE WOULD BECOME PART OF A STRONG BIOPHARMACEUTICAL COMPANY THAT IS HIGHLY COMPETITIVE AND HAS THE SCALE AND EXPERTISE TO TAKE ITS PIPELINE AND PRODUCTS TO A NEW LEVEL.

WITH OUR EVEN STRONGER, MORE DIVERSIFIED PRODUCT PORTFOLIO, TOGETHER WE WOULD HAVE LEADERSHIP POSITIONS WITHIN A NUMBER OF ATTRACTIVE, HIGH-VALUE MARKET SEGMENTS WHERE THERE IS SIGNIFICANT UNMET NEED.

WE BELIEVE THE COMBINED COMPANY WOULD ALSO BE STRONGER ACROSS R&D AND COMMERCIAL PORTFOLIOS.

IT WOULD HAVE BEST-IN-CLASS PRODUCT DEVELOPMENT PLATFORMS, WITH NEAR-TERM NEW PRODUCT LAUNCHES IN LIVER DISEASE (HCV), NEUROSCIENCE, IMMUNOLOGY, ONCOLOGY, RARE DISEASES, OPHTHALMOLOGY, AND RENAL.

IN SHORT — WE BELIEVE SHIRE AND ABBVIE ARE AN OUTSTANDING FIT.  WE GREATLY VALUE AND RESPECT WHAT YOU’VE ACCOMPLISHED.  THE SKILLS, EXPERIENCE AND INDUSTRY KNOWLEDGE OF SHIRE’S PEOPLE ARE OUTSTANDING.

IN CLOSING, I WANT TO THANK YOU FOR ALL OF YOUR EFFORTS IN BUILDING SUCH AN EXCELLENT COMPANY.  I ASK FOR YOUR PATIENCE AS WE WORK TOGETHER TOWARDS COMPLETING THIS TRANSACTION.

IT IS MY SINCERE HOPE THAT BEFORE LONG WE WILL BE WORKING SIDE-BY-SIDE TO JOINTLY REALIZE A COMBINED VISION OF MAKING A REMARKABLE IMPACT IN THE LIVES OF PATIENTS ALL AROUND THE WORLD.

THANK YOU FOR WATCHING.

No Offer or Solicitation

This transcript is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this transcript in any jurisdiction in contravention of applicable law.

Additional Information and Where to Find it

In furtherance of the combination, AbbVie Private Limited (“Holdco”) intends to file with the SEC a registration statement on Form S-4 containing a Proxy Statement of AbbVie that will also constitute a Prospectus of Holdco relating to the Holdco Shares to be issued to Holdco Stockholders in the combination. In addition, AbbVie, Holdco and Shire may file additional documents with the SEC. INVESTORS AND SECURITY HOLDERS OF ABBVIE AND SHIRE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Those documents, if and when filed, as well as AbbVie’s and Holdco’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, at AbbVie’s website at www.abbvieinvestor.com and at Shire’s website at www.shire.com. It is expected that the Holdco shares to be issued to Shire shareholders under a scheme of arrangement will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof.

Participants in the Solicitation

AbbVie, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Proxy

Statement/Prospectus. Information about the directors and executive officers of AbbVie is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 24, 2014. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus when it is filed.

Forward-Looking Statements

This transcript contains certain forward-looking statements with respect to a combination involving AbbVie and Shire. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that necessary regulatory approvals or stockholder approvals will not be obtained or any of the other conditions to the combination will not be satisfied, adverse effects on the market price of AbbVie Shares and on AbbVie’s or Shire’s operating results because of a failure to complete the combination, failure to realise the expected benefits of the possible combination, negative effects relating to the announcement of the possible combination or any further announcements relating to the possible combination or the consummation of the possible combination on the market price of AbbVie shares or Shire shares, significant transaction costs and/or unknown liabilities, general economic and business conditions that affect the combined companies following the consummation of the possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business combinations or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made in light of AbbVie’s or, as the case may be, Shire’s experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this transcript could cause AbbVie’s plans with respect to Shire, AbbVie’s or Shire’s actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this transcript are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this transcript. Additional information about economic, competitive, governmental, technological and other factors that may affect AbbVie is set forth in Item 1A, “Risk Factors,” in AbbVie’s 2013 Annual Report on Form 10-K, which has been filed with the SEC, the contents of which are not incorporated by reference into, nor do they form part of, this transcript. Neither AbbVie nor Shire undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

In accordance with Rule 30.4 of the Takeover Code, a copy of this announcement will be available on AbbVie’s website at www.abbvieinvestor.com.